# HHITT, Inc.



# ANNUAL REPORT

1225 4th Street

San Francisco, CA 94158

(650) 269-6100

[www.hitcheck.com](www.hitcheck.com)

This Annual Report is dated April 28, 2023.

## BUSINESS

HHITT, Inc. (d/b/a HitCheck) is a health information sports technology company that designed and developed a patented cognitive assessment aid that tracks individuals' unique brain performance over time. As an FDA 510(k) Exempt Type II Medical Device, the HitCheck assessment application includes interactive game-inspired tests that can be administered from a smartphone. Designed for everyday use, the HitCheck application (iOS & Android) makes it quick and easy to collect comprehensive, objective, and user-specific data that can be shared with medical professionals, athletic trainers, and health care providers. HitCheck's business model is a reoccurring SaaS Subscription Service priced per user per year for sports organization, education (K-12 & College), and active individuals.

Corporate History

HHITT, Inc. was initially organized as a California corporation on August 14, 2015 and merged with and into HHITT, Inc., a Delaware corporation on July 18, 2016.

Intellectual Property

The Company was granted a patent and multiple trademarks, with a utility patent (#11154227) titled, "Portable Neurocognitive Assessment and Evaluation System" issued from the USPTO on October 26, 2021. In addition, HHITT, Inc has trademarks, "HHITT" (#5079092) issued from the

USPTO on November 8, 2016 and "HitCheck" (#5381847) issued from the USPTO on January 16, 2018.

**Previous Offerings**

Type of security sold: Common Stock
Final amount sold: $73,858.00
Use of proceeds: R&D, product design & development, customer aquisition
Date: June, 1 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $2,423,838.35
Use of proceeds: R&D, product design & development, customer aquisition
Date: November 04, 2019
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE
Final amount sold: $400,000.00
Use of proceeds: R&D, Sales & Marketing, Customer Aquisition, FDA Research
Date: June 04, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $50,940.00
Number of Securities Sold: 8,629,185
Use of proceeds: R&D, Start-up cost, product design & build
Date: November 04, 2019
Offering exemption relied upon: Section 4(a)(2)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2022 Compared to 2021**

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenue for the fiscal year 2022 was $710,473 compared to $80,718 for fiscal year 2021. The reason for this increase was driven by stronger sales to sports organizations, high schools and universities and a DoD SBIR II award for the US Air Force.

Cost of Sales

Cost of sales was zero in 2021 and 2022 as all costs incurred in building our subscription-based software services occurred in prior years.

Expenses

The Company's expenses consist of, among other things, general and administrative expenses, research and development, and sales and marketing. Total operating expenses in 2022 increased by $322,165 from 2021, from $254,901 to $577,066. This increase was primarily in the area of compensation and marketing.

Historical results and cash flows:

The Company is currently in the growth and early revenue stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are expecting revenue growth through new customer acquisition and additional equity investments through private investors and government grants through DoD SBIR grants. Past cash was primarily generated through sales, equity investments, and government grants. Our goal is to raise approximately $5M+ through private investors and $5M through DoD SBIR government grants. We believe the Company's historical cash flows are not representative of what is to be expected in the future, due to equity investments, government grants, and increasing revenue.

**Liquidity and Capital Resources**

At December 31, 2022, the Company had cash of $228,859.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

Creditor: Wilson Sonsini Law Firm
Amount Owed: $62,000.00
Interest Rate: 0.0%

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Mike Piha

Mike Piha's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, CEO & Board Member
Dates of Service: June 18, 2016 - Present
Responsibilities: Leadership, Company Strategic Direction, Fundraising. Salary - $5K per month.
Equity - 4,000,000 shares on a fully diluted basis.

Name: Jake Benford, MD

Jake Benford, MD's current primary role is with CEP America LLC - Vituity (Mercy Emergency).
Jake Benford, MD currently services 6-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, CMO & Board Member
Dates of Service: June 18, 2016 - Present
Responsibilities: Product Development, FDA support, Medical Research. Salary - $0. Equity - 3,500,000 shares.

Other business experience in the past three years:

Employer: CEP America LLC - Vituity (Mercy Emergency)
Title: Emergency Medicine
Dates of Service: September 01, 1999 - Present
Responsibilities: MD for Emergency Medicine

Other business experience in the past three years:

Employer: Board of Directors, Regional Medical Center San Jose
Title: Board Member
Dates of Service: January 01, 2018 - October 01, 2019
Responsibilities: Responsibilities related to being on the Board.

Other business experience in the past three years:

Employer: Dignity Concussion Network
Title: Provider
Dates of Service: August 01, 2017 - October 01, 2019
Responsibilities: Being a provider.

Other business experience in the past three years:

Employer: UC Santa Cruz
Title: Team Physician
Dates of Service: September 01, 2012 - October 01, 2019
Responsibilities: Being a physician.

Name: Robert Simpson

Robert Simpson's current primary role is with Retired. Robert Simpson currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member & Business Advisor
Dates of Service: November 01, 2018 - Present
Responsibilities: Serves on Board of Directors. Salary- $0, Equity - 40,000 shares.

Name: Nishit Rathod

Nishit Rathod's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer
Dates of Service: July 18, 2018 - Present
Responsibilities: Manage and lead the technology research, development, design, UX, testing, and evaluation. Hourly Fee: $2,500 - $10K per month. Equity - 500,000 shares on a fully diluted basis.

Other business experience in the past three years:

Employer: Triump
Title: Founder
Dates of Service: March 24, 2016 - Present
Responsibilities: Board role.

Other business experience in the past three years:

Employer: Avenue Homes
Title: CTO
Dates of Service: January 05, 2017 - March 02, 2020
Responsibilities: Lead technology development team.

Name: Robert Lerner

Robert Lerner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer
Dates of Service: June 04, 2018 - Present
Responsibilities: Manage and lead financial operations. Equity - 250K shares, and 155K Convertible Notes

# PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Michael Piha
Amount and nature of Beneficial ownership: 4,000,000
Percent of class: 17.7420

Title of class: Common Stock
Stockholder Name: Jake Benford
Amount and nature of Beneficial ownership: 4,324,125
Percent of class: 19.1688

# RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

# OUR SECURITIES

Common Stock

The amount of security authorized is 35,000,000 with a total of 16,652,742 outstanding.

Voting Rights

1 vote per share.

Material Rights

The amount of security authorized is 35,000,000 with a total of 16,652,742 outstanding.

The total amount outstanding includes: 3,710,000 shares to be issued pursuant to issued and outstanding options; 2,195,435 shares to be issued pursuant to stock options, reserved but unissued; and 305,602 warrants.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the

"CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our HitCheck App. Delays or cost overruns in the development of our HitCheck App and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits HHITT, Inc. was formed on July 18, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. HHITT, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that HitCheck App is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns 5 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time While ability to sell product is not currently dependent on relevant government laws and regulations, our plans develop and market and further develop our products may make them subject to such government regulation. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on HHITT, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on HHITT, Inc. could harm our reputation and materially negatively impact our financial condition and business. The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2023.

**HHITT, Inc.**

By   /s/ *Mike Piha*

    Name: <u>Mike Piha</u>

    Title:   CEO

Exhibit A

**FINANCIAL STATEMENTS**

I, Mike Piha, the Chief Executive Officer of HHITT, Inc. hereby certify that the financial statements of HHITT, Inc. and notes thereto for the periods ending December 31, 2021, and December 31, 2022, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

HHITT, Inc. has not yet filed its federal tax return for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 28th day of April 2023.

*Mike Piha* (Signature)

CEO (Title)

April 28, 2023 (Date)

# Balance Sheet
## Hitcheck
## As at 31 December 2022

**31 Dec 2022**

**Assets**

| **Cash and Cash Equivalents** | |
|---|---|
| Bill.com Money In Clearing | $15,640 |
| Bill.com Money Out Clearing | |
| Business checking | $213,219 |
| Cash in bank - HHITT, INC. | |
| **Total Cash and Cash Equival** | **$228,859** |

| **Property, Plant and Equipment** | |
|---|---|
| Computer & Office Equipment | $1,973 |
| **Total Property, Plant and Equ** | **$1,973** |

| **Total Assets** | **$230,832** |
|---|---|

**Liabilities and Equity**

**Liabilities**

| **Current Liabilities** | |
|---|---|
| Accounts Payable | $86,031 |
| Accounts payable clearing | |
| Line of Credit | $5,000 |
| **Total Current Liabilities** | **$91,031** |

| **Total Liabilities** | **$91,031** |
|---|---|

| **Equity** | |
|---|---|
| Common Stock | $2,585,950 |
| Cost of raising capital | -$26,554 |
| Current Year Earnings | $133,407 |
| Retained Earnings | -$2,553,002 |
| **Total Equity** | **$139,801** |

| **Total Liabilities and Equity** | **$230,832** |
|---|---|

# Income Statement (Profit and Loss)

## Hitcheck
## For the year ended December 31, 2022

|  | 2022 |
|---|---|
| **Income** | |
| Sales | 710,473.29 |
| **Total Income** | **710,473.29** |
| | |
| **Gross Profit** | **710,473.29** |
| | |
| **Operating Expenses** | |
| Accounting systems software | 9,341.90 |
| Business Compliance | 21,350.62 |
| Insurance | 22,412.01 |
| Interest expense | 173.97 |
| Legal Expenses | 27,102.82 |
| Marketing Services | 38,728.47 |
| Office Expense | 9,506.29 |
| Officers Salaries | 170,393.95 |
| Payroll Taxes -Employer | 582.40 |
| Professional Fees | 17,575.00 |
| Promotional Items | 2,028.81 |
| R&D and IT Support Consulting Fees | 141,562.70 |
| Tax - Fed & State | 1,386.65 |
| Trade Shows & Conferences | 1,732.50 |
| Travel | 12,693.17 |
| Travel and Entertainment | 818.64 |
| Wages & Salaries | 99,676.56 |
| **Total Operating Expenses** | **577,066.46** |
| | |
| **Operating Income** | **133,406.83** |
| **Net Income** | **133,406.83** |

# Cash Summary
## Hitcheck
### For the 12 months ended 31 December 2022

|  | Dec 2022 |
|---|---:|
| **Income** | |
| Sales | $710,698 |
| **Total Income** | **$710,698** |
| | |
| **Less Operating Expenses** | |
| Accounting systems software | $9,376 |
| Business Compliance | $37,931 |
| Insurance | $22,412 |
| Interest expense | $174 |
| Legal Expenses | $16,798 |
| Marketing Services | $41,663 |
| Office Expense | $9,662 |
| Officers Salaries | $170,394 |
| Payroll Taxes -Employer | $582 |
| Professional Fees | $17,575 |
| Promotional Items | $2,029 |
| R&D and IT Support Consulting | $149,063 |
| Tax - Fed & State | $1,387 |
| Trade Shows & Conferences | $1,733 |
| Travel | $12,693 |
| Travel and Entertainment | $819 |
| Wages & Salaries | $99,677 |
| **Total Operating Expenses** | **$593,967** |
| | |
| **Operating Surplus (Deficit)** | **$116,731** |
| | |
| **Plus Non Operating Movements** | |
| Accounts payable clearing | -$750 |
| Bill.com Money In Clearing | $15,640 |
| Line of Credit | $5,000 |
| Rounding | $82 |
| State Payroll Liability | $444 |
| Computer & Office Equipment | -$135 |
| **Total Non Operating Movement** | **$20,281** |
| | |
| **Plus Movements in Equity** | |
| Common Stock | $2,239,812 |
| Convertible Notes | -$2,156,072 |
| Cost of raising capital | -$26,554 |
| Owner's Capital | -$10,199 |
| Retained Earnings | -$7,176 |
| **Total Movements in Equity** | **$39,812** |
| | |
| **Net Cash Movement** | **$176,824** |
| | |
| **Summary** | |
| Opening Balance | $36,395 |
| Plus Net Cash Movement | $176,824 |
| Closing Balance | $213,219 |

| | Preferred Stock | | Common stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Deficit |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| Balance - December 31, 2019 | | | 8,629,185 | $ 8,629 | $ 14,079 | ########## | $ (1,833,179) |
| Stock based compensation | | | | | $ 5,140 | | $ 5,140 |
| Net income (loss) | | | | | | $ (446,301) | $ (446,301) |
| Balance - December 31, 2020 | | | $8,629,185 | $ 8,629 | $ 19,219 | ########## | $ (2,274,340) |
| | | | | | | | |
| Stock based compensation | | | | | $ 3,858 | | $ 3,858 |
| Net income (loss) | | | | | | $ (250,814) | $ (250,814) |
| Balance - December 31, 2021 | | | $8,629,185 | $ 8,629 | $ 23,077 | ########## | $ (2,521,296) |
| | | | | | | | |
| Stock based compensation (estinmated) | | | | | $ 3,000 | | $ 3,000 |
| Net income (loss) | | | | | | $ 133,407 | $ 133,407 |
| Financing | | | 11,733,557 | $ 117,336 | 2,407,354 | | $ 2,524,690 |
| Balance - December 31, 2022 | | | $20,362,742 | $ 125,965 | ######## | ########## | $ 139,801 |

# HHITT, INC.

## FINANCIAL STATEMENTS
### YEAR ENDED DECEMBER 31, 2021 AND 2020
### *(Unaudited)*

# INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
HHITT, Inc.
San Francisco, California

We have reviewed the accompanying financial statements of HHITT, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management.  A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.  We believe that the results of our procedures provide a reasonable basis for our conclusion.

## Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

## Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern.  The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*SetApart FS*

April 15, 2022
Los Angeles, California

**HHITT INC.**
BALANCE SHEET
(UNAUDITED)

| As of December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & cash equivalents | $ | 36,395 | $ | 36,971 |
| Acccount receivables, net | | - | | 3,750 |
| **Total current assets** | | **36,395** | | **40,721** |
| | | | | |
| Property and equipment, net | | 735 | | 1,103 |
| **Total assets** | $ | **37,130** | $ | **41,824** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Account payables | $ | 86,158 | $ | 69,346 |
| **Total current liabilities** | | **86,158** | | **69,346** |
| | | | | |
| Promissory Notes and Loans | | 29,700 | | 32,700 |
| Convertible Note | | 1,811,072 | | 1,756,072 |
| Accrued Interest on Convertible Notes | | 231,497 | | 158,046 |
| Simple Agreement for Future Equity (SAFEs) | | 400,000 | | 300,000 |
| **Total liabilities** | | **2,558,427** | | **2,316,164** |
| | | | | |
| **STOCKHOLDERS EQUITY** | | | | |
| Common Stock | | 8,629 | | 8,629 |
| Additional Paid In Capital | | 23,077 | | 19,219 |
| Retained earnings/(Accumulated Deficit) | | (2,553,002) | | (2,302,188) |
| | | | | |
| **Total stockholders' equity** | | **(2,521,296)** | | **(2,274,340)** |
| | | | | |
| **Total liabilities and stockholders' equity** | $ | **37,130** | $ | **41,824** |

*See accompanying notes to financial statements.*

**HHITT INC.**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| **For Fiscal Year Ended December 31,** | **2021** | **2020** |
|---|---|---|
| (USD $ in Dollars) | | |
| Net revenue | $ 80,718 | $ 19,682 |
| Cost of goods sold | - | - |
| Gross profit | 80,718 | 19,682 |
| | | |
| Operating expenses | | |
| General and administrative | 147,120 | 245,633 |
| Research and development | 63,085 | 127,456 |
| Sales and marketing | 44,695 | 38,978 |
| Total operating expenses | 254,901 | 412,067 |
| | | |
| Operating income/(loss) | (174,182) | (392,385) |
| | | |
| Interest expense | 54,332 | 52,682 |
| Other Loss/(Income) | 22,300 | (1,927) |
| Income/(Loss) before provision for income taxes | (250,814) | (443,141) |
| Provision/(Benefit) for income taxes | - | 3,161 |
| | | |
| **Net income/(Net Loss)** | **$ (250,814)** | **$ (446,301)** |

*See accompanying notes to financial statements.*

**HHITT INC.**

**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**

**(UNAUDITED)**

| (in , $US) | Common Stock | | Additional Paid In | Retained earnings/ (Accumulated | Total Shareholder |
| | Shares | Amount | Capital | Deficit) | Equity |
|---|---|---|---|---|---|
| **Balance—December 31, 2019** | **8,629,185** | **$ 8,629** | **$ 14,079** | **$ (1,855,887)** | **$ (1,833,179)** |
| Share-Based Compensation | | | 5,140 | | 5,140 |
| Net income/(loss) | | | | $ (446,301) | (446,301) |
| Balance—December 31, 2020 | 8,629,185 | 8,629 | 19,219 | (2,302,188) | (2,274,340) |
| Share-Based Compensation | | | 3,858 | | 3,858 |
| Net income/(loss) | | | | (250,814) | (250,814) |
| **Balance—December 31, 2021** | **8,629,185** | **$ 8,629** | **$ 23,077** | **$ (2,553,002)** | **$ (2,521,296)** |

*See accompanying notes to financial statements.*

## HHITT INC.
## STATEMENTS OF CASH FLOWS
## (UNAUDITED)

| For Fiscal Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (250,814) | $ | (446,301) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Depreciation of property | | 368 | | 368 |
| Bad debt expense | | 3,750 | | |
| PPP Loan Forgivness | | (32,700) | | - |
| Share-based compensation | | 3,858 | | 5,140 |
| Changes in operating assets and liabilities: | | | | |
| Account receivables, net | | - | | 20,585 |
| Account payables | | 16,812 | | (27,118) |
| Accrued Interest on Convertible Notes | | 73,451 | | 52,682 |
| **Net cash provided/(used) by operating activities** | | **(185,276)** | | **(394,645)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of property and equipment | | - | | - |
| **Net cash provided/(used) in investing activities** | | **-** | | **-** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Borrowing on Promissory Notes and Loans | | 29,700 | | 32,700 |
| Borrowing on Convertible Notes | | 55,000 | | - |
| Borrowing on SAFEs | | 100,000 | | 300,000 |
| **Net cash provided/(used) by financing activities** | | **184,700** | | **332,700** |
| | | | | |
| Change in cash | | (576) | | (61,945) |
| Cash—beginning of year | | 36,971 | | 98,916 |
| **Cash—end of year** | $ | **36,395** | $ | **36,971** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | 54,332 | $ | 52,682 |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | | - | | |
| Issuance of equity in return for accrued payroll and other liabilities | | | | |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

HHITT Inc. was incorporated on June 6, 2016, in the state of Delaware. On July 17, the Company merged with HHITT Inc., a California corporation with and into HITTC Inc. under the name of HHTTT Inc., a corporation organized and existing under the laws of Delaware.  The financial statements of HHITT Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").  The Company's headquarters are located in San Francisco, California.

The Company has developed the HitCheck App, which anyone can use on a smartphone to screen signs of a concussion. Through innovative, game-like tests, the HitCheck App measures nine brain functions known to be impacted by concussions and tracks individuals' brain health over time. HitCheck is working to solve a worldwide health crisis surrounding undetected concussions and limited data collection by providing a mobile app to aid in concussion detection.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

| Category | Useful Life |
|---|---|
| Computer & Office Equipment | 5-7 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

HHITT Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

## Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale, and recognizes the revenue when the service has been performed and has fulfilled its sole obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its HitCheck app membership subscriptions.

## Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $44,695 and $38,978, which is included in sales and marketing expenses.

## Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

## Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

## Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

## COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

## Subsequent Events

The Company considers events, or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 15, 2022, which is the date the financial statements were issued.

## Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3.   PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

| As of Year Ended December 31, | 2021 | | 2020 | |
|---|---|---|---|---|
| Computer & Office Equipment | $ | 1,838 | $ | 1,838 |
| **Property and Equipment, at Cost** | | **1,838** | | **1,838** |
| Accumulated depreciation | | (1,103) | | (735) |
| **Property and Equipment, Net** | $ | **735** | $ | **1,103** |

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $368 and $368 respectively.

## 4.   CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 15,000,000 shares of Common Shares with $0.001 par value. As of December 31, 2021, and December 31, 2020, 8,629,185 shares have been issued and are outstanding.

## 5.   SHAREBASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "Plan").  The Company reserved 5,905,435 shares of its Common Stock pursuant to the plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

*Stock Options*

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

| As of Year Ended December 31, | 2020 |
|---|---|
| Expected life (years) | 10.00 |
| Risk-free interest rate | 2.50% |
| Expected volatility | 75% |
| Annual dividend yield | 0% |

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes the contractual life and vesting terms of the options into consideration.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Awards | Weighted Average Exercise | Weighted Average Contract Term |
|---|---|---|---|
| Outstanding at December 31, 2019 | 3,022,518 | $ 0.01 | - |
| Granted | 1,575,000 | | |
| Execised | - | | |
| Expired/Cancelled | - | | - |
| Outstanding at December 31, 2020 | 4,597,518 | $ 0.01 | 7.54 |
| Exercisable Options at December 31, 2020 | 4,597,518 | $ 0.01 | 7.54 |
| Granted | - | $ - | |
| Execised | - | $ - | |
| Expired/Cancelled | - | $ - | |
| Outstanding at December 31, 2021 | 4,597,518 | $ 0.01 | 6.54 |
| Exercisable Options at December 31, 2021 | 4,597,518 | $ 0.01 | 6.54 |

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $3,858 and $5,140, respectively.

## 6. DEBT

**Promissory Notes & Loans**

During 2020, the Company received a PPP loan. The details of the loan and the terms are as follows:

| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | For the Year Ended December 2021 | | | | | For the Year Ended December 2020 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
| PPP loan | $ 29,700 | 1.00% | 4/18/2020 | Forgiven in 2021 | $ - | $ - | $ - | $ - | $ - | $ 327 | $ 327 | | $ 32,700 | $ 32,700 |
| PPP loan | $ 29,700 | 1.00% | 1/27/2021 | Forgiven in 2022 | $ 297 | $ 297 | $ - | $ 29,700 | $ 29,700 | $ - | $ - | $ - | $ - | $ - |
| TOTAL | | | | | $ - | $ - | | $ 29,700 | $ 29,700 | | | | $ 32,700 | $ 32,700 |

In 2022, the company received full forgiveness of the second PPP loan in the full amount.

## SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

| SAFE(s) | Borrowing Period | Valuation Cap | Discount | As of Year Ended December 31, 2021 | As of Year Ended December 31, 2020 |
|---|---|---|---|---|---|
| Safes I - III | Fiscal Year 2020 | $ 12,000,000 | 85% | $ 300,000 | $ 300,000 |
| Safes IV-VI | Fiscal Year 2020 | $ 12,000,000 | 85% | $ 100,000 | $ - |
| **Total SAFE(s)** | | | | **$ 400,000** | **$ 300,000** |

If there is an equity financing before the expiration or termination of this instrument, the Company will automatically issue to the investor either: (1) a number of shares of standard Preferred Stock equal to the purchase amount divided by the price per share of the standard Preferred Stock, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Common Stock equal to the purchase amount divided by the SAFE rice, if the pre-money valuation is greater than the valuation cap. If there is a liquidity event before the expiration or termination of this instrument, the investor will, at its option, either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the liquidity price, if the Investor fails to select the cash option. If there is a dissolution event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the dissolution event. Since the SAFEs are potentially settle able in cash, the Company has decided to classify them as a liability.

## Convertible Note(s)

Below are the details of the convertible notes:

| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | For the Year Ended December 2021 Interest Expense | For the Year Ended December 2021 Accrued Interest | For the Year Ended December 2021 Non-Current Portion | For the Year Ended December 2021 Total Indebtedness | For the Year Ended December 2020 Interest Expense | For the Year Ended December 2020 Accrued Interest | For the Year Ended December 2020 Non-Current Portion | For the Year Ended December 2020 Total Indebtedness |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Convertible Notes issued in 2016-2018 | $1,456,249 | 3.00% | 2016-2018 | 12/31/2022 | 38,822 | 155,289 | 1,294,072 | 1,294,072 | 38,822 | 116,466 | $ 1,294,072 | 1,294,072 |
| Convertible Notes issued in 2019 | $ 300,383 | 3.00% | 2019 | 12/31/2022 | 13,860 | 55,440 | 462,000 | 462,000 | 13,860 | 41,580 | $ 462,000 | 462,000 |
| Convertible Notes issued in 2021 | $ 55,000 | 3.00% | 9/30/2021 | 9/30/2023 | 1,650 | 1,650 | 55,000 | 55,000 | - | - | $ - | - |
| Total | $1,756,632 | | | | $ 54,332 | $ 210,729 | $ 1,811,072 | $ 1,811,072 | $ 52,682 | $ 158,046 | $ 1,756,072 | $ 1,756,072 |

The convertible notes are convertible into preferred shares at a conversion price. The conversion price shall mean a price per share equal to the lesser of (i) 80% of the price per share paid by the other purchasers of the Preferred Stock sold in the Qualified Financing or Non-Qualified Financing, as the case may be, and (ii) an amount obtained by dividing (x) $5,000,000 by (y) the Fully Diluted Capitalization of the Company. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

## 7.    INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

| As of Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| Net Operating Loss | $ | (74,843) | $ | (115,305) |
| Valuation Allowance | | 74,843 | | 115,305 |
| **Net Provision for income tax** | $ | - | $ | - |

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

| As of Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| Net Operating Loss | $ | (296,905) | $ | (222,062) |
| Valuation Allowance | | 296,905 | | 222,062 |
| **Total Deferred Tax Asset** | $ | - | $ | - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $994,988, and the Company had state net operating loss ("NOL") carryforwards of approximately $994,988. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

## 8.    RELATED PARTY

There are no related party transactions.

## 9.    COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 10.    SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 15, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 11.    GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $174,182, an operating cash flow loss of $185,276, and liquid assets in cash of $36,395, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

**HHITT INC.**
**NOTES TO FINANCIAL STATEMENTS**
**FOR YEAR ENDED TO DECEMBER 31, 2022, AND DECEMBER 31, 2021**

## NATURE OF OPERATIONS
HHITT Inc. was incorporated on June 6, 2016, in the state of Delaware. On July 17, the Company merged with HHITT Inc., a California corporation with and into HITTC Inc. under the name of HHTTT Inc., a corporation organized and existing under the laws of Delaware. The financial statements of HHITT Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in San Francisco, California.  The Company has developed the HitCheck App, which anyone can use on a smartphone to screen signs of a concussion. Through innovative, game-like tests, the HitCheck App measures nine brain functions known to be impacted by concussions and tracks individuals' brain health over time. HitCheck is working to solve a worldwide health crisis surrounding undetected concussions and limited data collection by providing a mobile app to aid in concussion detection.

## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.
*Use of Estimates*
The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
*Cash and Cash Equivalents*
Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceeded FDIC insured limits.
*Accounts Receivable*
Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables.

### Property and Equipment

*Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.*

*Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows: Impairment of Long-lived Assets*

*Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets do not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.*

### Income Taxes

*HHITT Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.*

*The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in* *connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.*

**Concentration of Credit Risk**
*The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances more than the federally insured limits.*

**Revenue Recognition**
*The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale, and recognizes the revenue when the service has been performed and has fulfilled its sole obligation.*
*Revenue recognition, according to Topic 606, is determined using the following steps:*
*1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.*
*2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.*
*3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers. The Company earns revenues from the sale of its HitCheck app membership subscriptions.*
*Advertising and Promotion*
*Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $40,756 and $44,695, which is included in sales and marketing expenses.*
*Research and Development Costs*
*Costs incurred in the research and development of the Company's products are expensed as incurred.*
*Stock-Based Compensation*
*The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC718, Compensation - Stock Compensation. Under*

*the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.*

*Fair Value of Financial Instruments*
*The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).*

*The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:*
*Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.*
*Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.*
*Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.*

***COVID-19***
*In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations in 2020 and 2021, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.*

*Subsequent Events*
*The Company considers events, or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure.*

*The FASB issues ASUs to amend the authoritative literature in ASC. There have been a few ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.*

# CERTIFICATION

I, Mike Piha, Principal Executive Officer of HHITT, Inc., hereby certify that the financial statements of HHITT, Inc. included in this Report are true and complete in all material respects.

*Mike Piha*

CEO